Exhibit 99.1

Service Expertise Integrity

Northern Trust Corporation

William L. Morrison
Executive Vice President
& Chief Financial Officer

Barclays Global Financial Services Conference

The Sheraton New York Hotel & Towers
New York, New York
September 14, 2010

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust’s financial goals, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust’s business and results. These statements speak of Northern Trust’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ Excellent Strategic Positioning
- ☑ Uncompromised Financial Strength

Service

Expertise

Integrity

Excellent Strategic Positioning

Northern Trust

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

PFS: Leading advisor to affluent market
- $142 billion AUM
- $328 billion AUC

C&IS: Leading global custodian
- $3.2 trillion AUC
- $461 billion AUM

NTGI: Leading asset manager for personal & institutional clients
- $603 billion AUM

O&T: Integrated global operating platform
- Serving personal and institutional clients
- $1.3 billion in technology spending, 2007-2009



CLIENTS
PERSONAL FINANCIAL SERVICES
Asset Servicing
$3.6T Assets Under Custody
Asset Management
$603B Assets Under Management
CORPORATE & INSTITUTIONAL SERVICES
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

As of June 30, 2010

Northern Trust

Service Expertise Integrity

Client Centric, Highly Focused Business Model

The strategic businesses that Northern Trust has focused on – consistently for many years – continue to offer compelling and attractive growth opportunities

- Outstanding client base
- Strong and supportive demographic trends
- Continued globalization fueling international growth
- Excellent strategic positioning
- Attractive profitability dynamics



CLIENTS
PERSONAL FINANCIAL SERVICES
Asset Servicing
$3.6T Assets Under Custody
Asset Management
$603B Assets Under Management
CORPORATE & INSTITUTIONAL SERVICES
INTEGRATED OPERATIONS AND TECHNOLOGY PLATFORM

As of June 30, 2010

Strong Asset Accumulation Across the "Lost" Decade

C&IS

Assets Under Custody $BN


CAGR 9%
S&P 500 CAGR -3%
EAFE CAGR -5%
$1,482 $1,492 $1,329 $1,901 $2,345 $2,700 $3,264 $3,803 $2,719 $3,326 $3,224
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 2Q10

Assets Under Management $BN


CAGR 8%
S&P 500 CAGR -3%
$228 $226 $215 $374 $462 $501 $563 $609 $426 $482 $461
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 2Q10

PFS


CAGR 8%
S&P 500 CAGR -3%
$163 $160 $151 $185 $209 $226 $282 $332 $288 $331 $328
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 2Q10


CAGR 4%
S&P 500 CAGR -3%
$98 $94 $88 $104 $110 $117 $135 $148 $132 $145 $142
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 2Q10

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Personal Financial Services

Northern Trust

An Integrated Approach to Wealth Management


STRENGTH & STABILITY
TECHNOLOGY & INNOVATION
FAMILY OFFICE SERVICES
TRUST & ESTATE SERVICES
INVESTMENT MANAGEMENT
ASSET SERVICING
BANKING SERVICES
ADVISORY SERVICES
PRIVATE CLIENT
WEALTH ADVISORY
FOUNDATIONS AND INSTITUTIONS
WEALTH MANAGEMENT
CLIENT-CENTRIC FOCUS

FINANCIAL TIMES **Best Private Bank in North America**
– Financial Times Group (November 2009)

BARRON'S **Ranked among the Top 10 Wealth Managers**
– Barron's (September 2009)

Forbes **Serving More than 20% of Forbes 400 Most Affluent Americans**
– Forbes (September 2009)

BusinessWeek **Best-in-Class Performance**
– BusinessWeek (April 2009)

EUROMONEY **Best Private Bank in North America…**
- **For Family Office Services**
- **For Trust Services**
- **For Inheritance and Succession Planning**

– Euromoney Magazine (February 2010)

Northern Trust

Extensive Reach in Attractive Target Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (15)
Ohio (1)
Colorado (1)
Missouri (1)
California (10)
Georgia (1)
Arizona (6)
Texas (7)
Florida (25)

Northern Trust

Spotlight: Industry Leading Wealth Management Group

Serving the world's wealthiest families.

Overview

- ~400 family relationships in 19 countries
- Average relationship size: ~$500 million
- 20% of Forbes 400 Richest Americans
- WMG AUC CAGR 1999-2Q10 = 13%
- S&P 500 CAGR 1999-2Q10 = -3%

Assets Under Custody

($ Billions)


$52
$65
$82
$114
$195
$196
$194
S&P 500
1999
2001
2005
2007
2Q10

Client Locations

- Bermuda
- Canada
- France
- Germany
- Greece
- Ireland
- Israel
- Italy
- Luxembourg
- Mexico
- Monaco
- Netherlands
- Portugal
- Saudi Arabia
- South Africa
- Switzerland
- Turkey
- United Kingdom
- USA

Northern Trust

Growth in Client Assets Exceeds the Markets

PFS Assets Under Management
($ Billion)

CAGR	5%
S&P 500 CAGR	-3%


$110
$117
$135
$148
$132
$145
$142
2004
2005
2006
2007
2008
2009
2Q10

Service

Expertise

Integrity

Corporate & Institutional Services

Northern Trust

A Worldwide Leader in the Institutional Marketplace

Asset Management

- Active
- Index
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

Asset Enhancement

- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

Asset Reporting

- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

Asset Administration

- Fund accounting
- Fund administration
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

Asset Processing

- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Positioned Globally for Growth

Serving clients locally and capitalizing on global opportunities.


The Americas
Europe, Middle East, and Africa
Asia Pacific

18 Locations Worldwide

Clients in ~40 Countries

Trade Settlement in 90+ Markets

58% of C&IS AUC Is Global

~33% of Staff Is Outside U.S.

Northern Trust

Strong Presence in Target Institutional Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	45%
200 U.S. Funds	47%
200 U.K. Funds	32%

Public Funds / Taft-Hartley / Insurance

Of the Top	Northern Serves
25 Taft-Hartley Funds	40%
100 U.S. Public Funds	31%
100 U.S. Life Ins/Health Cos	49%

Foundations, Endowments, and Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	26%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	36%

Fund Administration

- Serves 25% of the Top 200 Asset Managers in the world
- A leading provider of Offshore Private Equity Fund Administration services in Europe
- One of the largest Fund Administrators in Ireland and Guernsey

Sources: Pensions and Investments 8 February 2010 (all US Pensions), P&I 28 December 2009 (Investment Managers); Money Market Directory 2010 (Endowments and Healthcare Funds), Foundation Center 2010 (Foundations); Pension Funds Online, 2009 (UK Pension Funds); AsianInvestor, May 2008 (Asian Investors); A.M. Best Insurance Reports 2009 (Insurance); Investments & Pensions Europe Top 1000 Pension Funds, Sepember 2009 (Dutch and Nordics); and Benefits Canada Top 100 Pension Funds, June 2009.

Winning in the Marketplace

- **GB£750m mandate from London Borough of Wandsworth** (9/8/10)
  Global custody and investment accounting for pension fund assets
- **GB£2bn mandate from Babcock Group** (7/28/10)
  Global custody, investment accounting and performance measurement for pension fund assets
- **Western Provident Association (WPA) Asia investment mandate** (7/20/10)
  Global custody and investment accounting services for the private health insurer's Asian equities
- **GBP£1.1bn mandate from Beazley plc** (6/7/10)
  Global custody and investment accounting services for the specialist insurer
- **$3bn Correspondent Trust Services mandate for 1st Source Bank** (5/3/10)
  Full-service domestic custody, transaction settlement, and income collection, among other services
- **KLP global custody and depositary bank mandate** (4/29/10)
  Custody and depositary services for assets managed on behalf of KLP's funds and insurance businesses
- **Vontobel Asset Management cross-border pooling solution** (4/13/10)
  Global custody, fund administration, investor-level tax services and management company services
- **West Sussex Pension Fund GBP£1.5bn mandate** (4/8/10)
  Custody and investment accounting services for pension fund assets

Global Custody Asset Growth Exceeds the Markets

Global Custody Assets
($ Trillion)

CAGR	13%
S&P 500 CAGR	-3%
EAFE CAGR	-1%


$1.0
$1.2
$1.7
$2.1
$1.4
$1.9
$1.9
2004
2005
2006
2007
2008
2009
2Q10

Service Expertise Integrity

Northern Trust Global Investments

Northern Trust

Client Focused, Diversified Investment Manager

Assets Under Management: $603.0 Billion

A Diversified Asset Manager

Across Asset Classes


Short Duration
$220 Billion
(36%)
Equities
$241 Billion
(40%)
Other
$15 Billion
(3%)
Fixed Income
$127 Billion
(21%)

Across Client Segments


Personal
$142 Billion
Institutional
$461 Billion

Across Styles


Active
$304 Billion
(51%)
Index
$254 Billion
(42%)
Other
$13 BN
(2%)
Manager of Managers
$32 Billion
(5%)

As of June 30, 2010

Asset Management for Institutional Clients

Multi-faceted role as custodian, transition manager, liquidity manager, beta provider, alpha identifier, and program manager.

C&IS Assets Under Management: $461 Billion


Passive
(Equity & Fixed Income)
53%
Securities
Lending
Collateral
24%
Short
Duration
15%
Manager of
Managers
5%
Other 3%

As of June 30, 2010

Asset Management for Personal Clients

Preeminent investment manager for high net worth individuals and families.

Assets Under Management
PFS excluding Wealth Management
$112 Billion


Other
8%
Short
Duration
19%
Equities
36%
Fixed
Income
37%

Assets Under Management
PFS Wealth Management Group
$30 Billion


Other
8%
Equities
20%
Short
Duration
43%
Fixed
Income
29%

As of June 30, 2010

Strong Asset Management Industry Positioning

- **11th Largest Manager of Worldwide Institutional Assets**
  Pensions & Investments (2010)
- **2nd Largest Passive International Indexed Securities Manager**
  Pensions & Investments (2010)
- **Best Money Market Fund – North America**
  Treasury Management International (2009)
- **Investment Management Firm of the Year**
  ACQ Finance Magazine (2009)

Pensions&Investments

tmi AWARDS 2009 FOR INNOVATION & EXCELLENCE

ACQ ACQUISITION FINANCE

Northern Trust

Service

Expertise

Integrity

Uncompromised Financial Strength

Northern Trust

Diversified and High Quality Loan Portfolio

Relationship Based, Conservative Lending Strategy

$28 Billion Loan Portfolio
$ Billion


Residential Real Estate $10.9
Commercial $6.1
Personal $5.0
Commercial Real Estate $3.2
Leases $1.0
Non-U.S. $1.4
Other $0.8

Loan Quality Better than Industry Averages


Northern Trust
Top 20 Peer Avg.
1.37%
4.27%
0.56%
2.54%
NPAs to Loans
NCOs to Avg. Loans

All data is as of 6/30/10 and for the quarter then ended.
NPAs = Nonperforming Assets. NCOs = Net Charge-offs

High Quality Securities Portfolio

$19.8 Billion Securities Portfolio

- 87% of portfolio composed of U.S. Treasury, government sponsored agency and triple-A rated securities
- Total net pretax unrealized losses of only $2 million



U.S. Government / Government Sponsored Agency: $12.0B (61%)
Corporate Debt: $3.0B (15%)
▪ $2.8B or 93% rated triple-A
Asset-Backed: $2.0B (10%)
▪ Well diversified
▪ 89% rated triple-A
▪ Subprime asset-backed total <1% of total portfolio
Municipals: $0.7B (3%)
Other: $1.8B (9%)
Auction Rate Securities: $0.3B (2%)

As of June 30, 2010

Outstanding Capital Strength

Capital Ratios	6/30/09	**6/30/10**	"Well Capitalized" Guideline
Tier 1 Capital	12.6%	**13.7%**	6.0%
Total Risk-Based	15.0%	**15.9%**	10.0%
Leverage	8.6%	**9.2%**	5.0%
Tier 1 Common Equity	12.1%	**13.2%**	-
Tangible Common Equity	7.6%	**7.8%**	-

Common Equity ($ Billion)

CAGR: +12%



$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.3
$6.6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2Q10

Northern Trust

Service | Expertise | Integrity

Impact of the Low Interest Rate Environment

Net Interest Income

- Credit crisis has pressured net interest margin due to extremely low short-term interest rates.
- Net interest margin in 1H 2010 of 1.46% well below 2003 – 2008 average of 1.74%.

Net Interest Income $MM



Avg Fed Funds Rate
$621
$735
$810
$908
$1,129
$1,040
$483
2004
2005
2006
2007
2008
2009
1H10

Northern Trust

Service Expertise Integrity

Impact of the Low Interest Rate Environment

Net Interest Income

- Credit crisis has pressured net interest margin due to extremely low short-term interest rates
- Net interest margin in 1H 2010 of 1.46% well below 2003 – 2008 average of 1.74%



Net Interest Income $MM
Avg Fed Funds Rate
$621
$735
$810
$908
$1,129
$1,040
$483
2004
2005
2006
2007
2008
2009
1H10

Trust, Investment and Other Servicing Fees

- Extremely low short term interest rates have resulted in waived fees in money market mutual funds, which equaled $36 million in 1H 2010

Impact of the Low Interest Rate Environment

Net Interest Income

- Credit crisis has pressured net interest margin due to extremely low short-term interest rates
- Net interest margin in 1H 2010 of 1.46% well below 2003 – 2008 average of 1.74%

Net Interest Income $MM


Avg Fed Funds Rate
$621
$735
$810
$908
$1,129
$1,040
$483
2004
2005
2006
2007
2008
2009
1H10

Trust, Investment and Other Servicing Fees

- Extremely low short term interest rates have resulted in waived fees in money market mutual funds, which equaled $36 million in 1H 2010

Securities Lending Fee Income

- Credit crisis caused spread widening from 2H2007 through 1H2009 when compared with historical averages
- The low interest rate environment and more conservative investment guidelines have compressed fee realization in 2010

Securities Lending Fees* $MM


SL Avg Collateral
$120
$149
$192
$293
$434
$133
$47
2004
2005
2006
2007
2008
2009
1H10

*Excludes impact of mark-to-market fund

Service Expertise Integrity

Concluding Thoughts

Northern Trust

Focused on Service, Expertise & Integrity for More than 120 Years

1889

Today

Northern Trust

Long-Term Success Due to Our Enduring Strategies:

- ☑ Leadership positions in client-focused business segments
- ☑ Attractive market and geographic growth opportunities
- ☑ Comprehensive product capabilities
- ☑ Distinctive balance sheet and capital strength
- ☑ Invested, experienced and stable management team
- ☑ Proven record of managing the business for long-term growth and profitability

Service

Expertise

Integrity

Northern Trust Corporation

William L. Morrison
Executive Vice President
& Chief Financial Officer

Barclays Global Financial Services Conference

Questions?

Northern Trust